Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Saia, Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333-103661 and 333-100649) on Form S-8 of Saia, Inc. of our reports dated March 5, 2009, with respect to the consolidated balance sheets of Saia, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of Saia, Inc. Our report with respect to the consolidated financial statements refers to the adoption by the Company of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, in 2007.
/s/ KPMG LLP
Atlanta, Georgia
March 5, 2009